RIVERSOURCE LIFE INSURANCE COMPANY’S DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

This document sets forth, as required by Rule 6e-3(b)(12)(iii), the administrative procedures that will be followed by RiverSource Life Insurance Company (“RiverSource Life” or “RiverSource”) in connection with the issuance of its flexible premium variable life insurance policy (“Policy”), the transfer of assets held thereunder, and the redemption by Policyowners of their interests in said Policies. The document also describes the method that RiverSource Life will use when a Policy is exchanged for a fixed benefit insurance policy.

I. Purchase and Related Premium Transactions

A.	Premium Schedules and Underwriting Standards

This Policy is a flexible premium policy. The Policyowner has flexibility, subject to certain restrictions, to determine the amount and frequency of premium payments. At the time of application, the Policyowner will determine a Scheduled Premium. The Scheduled Premium is a level amount at a fixed interval of time. However, the Policyowner can change the Scheduled Premium, skip premium payments or make additional premium payments. Generally, the Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

Failure to pay a Scheduled Premium will not itself cause a Policy to lapse. Payment of Scheduled Premiums, however, will not guarantee that it will remain in force. (For further information about when a Policy will lapse, see section III.C.).

Each month, a deduction is made from the Policy Value for the cost of insurance, the cost of any riders, any policy fee and any administrative charge. The cost of insurance is based on the age, sex and rate classification of the Insured.

The Policies will be offered and sold pursuant to established underwriting standards, and in accordance with state insurance laws, which prohibit unfair discrimination among Policyowners, but recognize that insurance costs must be based upon factors such as age, sex, health or occupation.

B.	Application and Initial Premium Processing

Upon receipt of a completed application, RiverSource Life will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued and consequently a Policy Date established, until this underwriting procedure has been completed. Premiums are not credited to the policy (priced) or allocated to subaccounts until after this underwriting and administrative processing is complete.

“Underwriting,” as used herein, includes both insurance underwriting (e.g., medical) and securities underwriting (e.g., suitability).

If a premium is submitted with the policy application, insurance coverage will begin immediately if the Insured is insurable under a temporary insurance agreement, subject to RiverSource’s underwriting and administrative procedures. Otherwise, insurance coverage will not begin until coverage is approved by RiverSource Life.

If a premium is not paid with the application, and subject to RiverSource’s underwriting and administrative procedures, insurance coverage will begin on the date the premium is received, if the Insured is insurable under a temporary insurance agreement, or on the later of the date the premium is received or the date RiverSource Life approves coverage if the Insured is not insurable under a temporary insurance agreement.

C.	Premium Allocation

In the application for a Policy, the Policyowner can allocate premiums to the Fixed Account and/or the subaccounts. Until the date that an application is approved by RiverSource Life’s underwriting department, the premiums received by RiverSource Life are held in RiverSource Life’s Fixed Account and interest at the current Fixed Account interest rate is credited on the net premiums. As of the date RiverSource Life’s underwriting department approves the application, and all administrative processing is complete, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or the subaccounts in accordance with the allocation instructions received from the Policyowner in the application. Future net premiums will be allocated to the Fixed Account and/or the subaccounts, in accordance with the application allocation instructions unless the Policyowner changes the allocation instructions by written request. Net premiums received after the date RiverSource Life receives the new instructions, will be allocated to the Fixed Account and/or the subaccounts, based on the new allocation instructions.

D.	Repayment of Loan

A loan made under the policy will be subject to an interest rate as stated in the Policy. The Policyowner can at any time make a loan repayment which must be at least the minimum amount stated in the Policy or 100% of the amount of the outstanding loan, if less.

When a loan is made, approved, and administrative procedures are completed, any loan taken from the subaccounts will be transferred to the Fixed Account. The portion of the Fixed Account Value which equals indebtedness will be credited with interest at the Fixed Account guaranteed interest rate. For Indexed Account Loans, RiverSource does not necessarily transfer value out of the subaccounts to a Loan Collateral Account; instead, Policy Value in the Indexed Account serves as loan collateral, but the Indexed Account Value must be greater than the indebtedness (see “Transfers Among the Subaccounts, the Fixed Account, and the Indexed Accounts,” below).

All loan repayments will be allocated to the Fixed Account, the Indexed Account and/or the subaccounts, using the premium allocation percentages in effect at the time of payment unless the Policyowner specifies that the loan repayment is to be allocated in a different manner.

II.  Transfers Among the Subaccounts, the Fixed Account, and the Indexed Accounts.

Except as noted in the next paragraph, the Policyowner may transfer at any time all or part of the value of a subaccount to other subaccounts, or to the Fixed Account by written request or other method acceptable to RiverSource Life. Each transfer must be for a minimum of $250 or, if the value of the subaccount is less than $250, the value of the subaccount. The transfer will take effect on the date the request is received in good order by RiverSource Life, subject to RiverSource’s underwriting and administrative procedures. RiverSource Life reserves the right to limit the number of transfers each Policy Year, as stated in the Policy, or charge a fee if the number of transfers exceeds a certain number, as stated in the Policy.

The Policyowner may also transfer from the Fixed Account to the subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If such a transfer is made, the Policyowner cannot transfer from the subaccounts back to the Fixed Account until the next policy anniversary. If RiverSource Life receives a request within 30 days before a policy anniversary date, the transfer will be effective on the anniversary date. If RiverSource Life receives a request within 30 days after a policy anniversary date, the transfer will be effective on the date the request is received by RiverSource Life. The minimum transfer amount is $250 or the Fixed Account Value less indebtedness, if less. The maximum transfer amount is the Fixed Account Value less indebtedness.

For the Indexed Accounts, there is a transfer restriction period of 12 months beginning on any date there is deduction from any Segment of the Indexed Accounts for certain reasons specified in the Index Loan Endorsement. During this period, certain restrictions on transfers apply. In addition, certain transfers to or from the Indexed Account are not allowed, as specified in the Endorsement and/or the prospectus. RiverSource will administer the policy in accordance with these restrictions, limitations and prohibitions. This will affect whether these transfers are allowed or approved, and if allowed, the timing and pricing of such transfers.

At each Policy Anniversary, and at Segment maturity, if there is an Indexed Loan outstanding, then under certain circumstance RiverSource will automatically reallocate Policy Value to ensure that there is enough Policy Value in the Indexed Accounts to serve as collateral for Indexed Loans.

The owner also may request a transfer by calling RiverSource Life. RiverSource Life has the authority to honor any telephone transfer request believed to be authentic. RiverSource may also reject any telephone request at its discretion. RiverSource Life is not responsible for determining the authenticity of such calls.

RiverSource also may, but is not obligated to, make other electronic (e.g., email or website) transfers available. If so, RiverSource may reject any such transfer requests at its discretion. A transfer request received (by U.S. mail, telephone, or electronically) in good order and approved by RiverSource before 3 p.m. Central Time (which is 4 p.m. Eastern Time) will be processed the same day. If a call or written request is received after 3:00 p.m. Central Time, the request will be processed the following business day once it is in good order and approved by RiverSource. Transfer requests must be completed and approved before 4:00 Eastern Time to get that day’s pricing.

III.  “Redemption” Procedures: Surrender and Related Transactions

A.	Surrender for Cash Value

At any time before the death of the Insured, the Policyowner may completely Surrender the Policy by written request. Any Surrender payment from the subaccounts will be made within seven days after RiverSource Life receives the Written request in good order, unless payment is postponed pursuant to the relevant provisions of the Investment Company Act of 1940 or pursuant to RiverSource’s underwriting or administrative procedures. Any surrender payment from the Fixed Account may be postponed for up to 6 months. If RiverSource Life postpones payment more than 30 days, interest at an annual rate, as stated in the Policy, will be paid on the amount surrendered for the period of postponement. The Surrender payment will equal the Policyowner’s Policy Value minus Indebtedness and any applicable Surrender Charge. The Surrender Charge applies for the number of Policy Years as stated in the Policy and for the number of years after a requested increase in Specified Amount as stated in the Policy.

After the first Policy Year, the Policyowner may also request a partial surrender up to a certain percent, as stated in the Policy, of the Policy’s Cash Surrender Value by written request or by calling RiverSource Life. RiverSource Life has the authority to honor any telephone surrender request believed to be authentic. RiverSource Life is not responsible for determining the authenticity of such calls. A surrender request received in good order and approved by RiverSource before 3 p.m. Central Time (which is 4 p.m. Eastern Time) will be processed the same day. If the call or written request is received after 3 p.m. Central Time, the request will be processed the following business day once it is in good order and approved by RiverSource. Surrender requests must be completed and approved before 4:00 Eastern Time to get that day’s pricing. A fee of $25, but not exceeding 2% of the amount surrendered, is assessed for each partial surrender. The amount of any partial surrender must be at least $500.

B.	Benefit Claims

As long as the Policy remains in force, RiverSource Life will pay a death benefit to the named beneficiary after receipt of due proof of death of the Insured in good order, and approved by RiverSource (e.g., unless the Policy is contested), and election of a payment method. The amount of the death benefit will be determined as of the date of death of the Insured. The death benefit proceeds will include interest from the date of death until the date of payment. The death benefit proceeds payable will be reduced by any Loan Balance.

The policy provides two Death Benefit Options – Option 1 (a level amount option) and Option 2 (a variable amount option). The Policyowner chooses which option applies.

Under Option 1, the death benefit is the greater of:

1) the Specified Amount; or

2) the applicable percentage of the Policy Value.

Under Option 2, the death benefit is the greater of:

1) the Policy Value plus the Specified Amount; or

2) the applicable percentage of the Policy Value.

In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Policy. The beneficiary may make an election unless the Policyowner has already done so. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the policy.

C.	Policy Lapse

A lapse will occur if, on the monthly date, the Cash Surrender Value is less than the monthly deduction for the policy month following such monthly date, and the policy is not being continued under a No Lapse Guarantee provision. If lapse is going to occur, RiverSource Life will notify the Policyowner, and the Policyowner will have a 61-day grace period to make a premium payment so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions.

The No Lapse Guarantee provision provides that during the No Lapse Guarantee Period, the policy will not lapse even if the Cash Surrender Value cannot cover the monthly deduction on a monthly date if the No Lapse Guarantee is in effect. The No Lapse Guarantee is in effect if, on a monthly date, (a) equals or exceeds (b) where:

(a) is the sum of all premiums paid minus any partial surrenders and minus any indebtedness, and

(b) is the required no lapse guarantee premiums shown in the Policy times the number of months since the Policy Date, including the current month.

D.	Loans

The Policyowner may take loans under the Policy at any time as long as the resulting Indebtedness (including any existing indebtedness) does not exceed a certain percent, as stated in the Policy, of the Policy Value, less surrender charges. The Policy is the only security for the loan.

For Fixed Account Loans, the requested loan amount will be taken from the Fixed Account and the subaccounts in proportion to their respective Values on the date of the loan, unless the Policyowner requests a different allocation. Any loan taken from the subaccounts will be transferred to the Fixed Account. (For further information about the loan provisions, see section I.D.).

For Indexed Account Loans, there must be sufficient Policy Value in the Indexed Account to serve as collateral for the loan. RiverSource will make reallocations as necessary to meet this requirement. These reallocations may involve the subaccounts, the Fixed Account, and Segment Maturities of the Indexed Account, and may occur at Policy Anniversaries, upon Segment maturities, or at other times, and may be affected by factors such as Special Dollar Cost Averaging (SDCA), whether there is an Overloan Protection Benefit, and other factors as described in the Policy Endorsement and the prospectus. RiverSource will implement and administer reallocations in accordance with these descriptions and provisions.

Only one type of loan (Fixed Account or Indexed Account) can be in effect at any time.

The owner may obtain a loan by sending a written request or calling RiverSource Life. RiverSource Life has the authority to honor any telephone loan request believed to be authentic. RiverSource Life is not responsible for determining the authenticity of such calls. A loan request received in good order and approved by RiverSource before 3 p.m. Central Time (which is 4 p.m. Eastern Time) will be processed the same day. If the call or written request is received after 3 p.m., the request will be processed the following business day. Loan requests must be completed and approved before 4:00 Eastern Time to get that day’s pricing (e.g., for pricing of the collateral transfer out of the subaccounts).

E.	Exchange of Contract

At any time within 24 months of the Policy’s Policy Date, the Policyowner may exchange the Policy for a Flexible Premium Adjustable Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account. The exchange is accomplished by transferring all of the Policy Value in the subaccounts to the Fixed Account after the request is received in good order and approved by RiverSource.

IV.  Other Transactions and Procedures

The prospectus describes various other policy features, benefits, and programs that may involve premium, transfer, and/or redemption transactions. These include automated transfers, dollar cost averaging, special dollar cost averaging, asset rebalancing, waiver of monthly deduction, waiver of premium, Overloan Protection Benefit, etc. RiverSource will implement and administer these programs and benefits as described in the policy and the prospectus; in addition, RiverSource may require good order requests and refuse or delay transactions pending its approval.

V.  Tax Considerations

RiverSource will administer the policies with due regard for tax requirements and considerations. This may include, but is not limited to, (1) delaying or refusing acceptance of premiums (or adjusting death benefits) for purposes of compliance with the definition of “life insurance” in section 7702 of the Internal Revenue Code; (2) making redemptions (partial surrenders) of policy value for purposes of compliance with the definition of “life insurance” in section 7702 of the Internal Revenue Code; (3) similarly administering and regulating premiums and redemptions with regard to the status of policies as modified endowment contracts under section 7702A of the Internal Revenue Code; and (4) delaying acceptance of premiums or payment of surrenders (including pricing of both premiums and surrenders) with regard to tax-free exchanges under section 1035 of the Internal Revenue Code (both outgoing and incoming policy exchanges).